FORM 6-K
                                    --------



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of           FEBRUARY                                   2005
                           ----------------------------------        ------
Commission File Number     000-23464
                           ----------------------------------        ------

                               HUMMINGBIRD LTD.
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)


               1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada
-------------------------------------------------------------------------------
                   (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

        Form 20-F                          Form 40-F      X
                 ----------------                   ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes                              No         X
             ------------------              ---------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                 DOCUMENT INDEX


Document
--------

 1.         News Release dated February 1, 2005 ("GLOBAL LAW FIRM
            BAKER & MCKENZIE ARMS LEGAL STAFF WITH THE POWER OF
            HUMMINGBIRD ENTERPRISE(TM)")

 2.         News Release dated February 7, 2005 ("HUMMINGBIRD
            CELEBRATES SUCCESS AT OPENING OF SUMMIT 2005")

 3. News Release dated February 7, 2005 ("HUMMINGBIRD UNVEILS NEW RELEASE OF ENTERPRISE CONTENT MANAGEMENT PLATFORM
            DELIVERING INNOVATIVE, CUSTOMER-DRIVEN FUNCTIONALITY")

 4.         News Release dated February 8, 2005 ("REGIONAL
            MUNICIPALITY OF WATERLOO DEPLOYS HUMMINGBIRD
            ENTERPRISE(TM) FOR CORPORATE-WIDE ELECTRONIC DOCUMENT AND RECORDS MANAGEMENT SYSTEM")

 5.         News Release dated February 8, 2005("STIKEMAN ELLIOTT
            COLLABORATES WITH HUMMINGBIRD AND II3 TO ADVANCE ITS
            ENTERPRISE KNOWLEDGE MANAGEMENT STRATEGY")

 6.         News Release dated February 8, 2005 ("HUMMINGBIRD
            CELEBRATES CUSTOMER INNOVATION AT SUMMIT 2005")

 7. News Release dated February 22, 2005 ("HUMMINGBIRD NAMED ONE OF THE '100 COMPANIES THAT MATTER IN KNOWLEDGE
            MANAGEMENT' IN 2005")

 8.         News Release dated February 22, 2005 ("CASER SEGUROS
            ADOPTS HUMMINGBIRD ENTERPRISE(TM) FOR POLICY DOCUMENTATION MANAGEMENT")

 9. News Release dated February 28, 2005 ("HUMMINGBIRD HONORS TOP PARTNERS FOR 2004")

                                                                     DOCUMENT 1

Hummingbird(R)
[Logo graphic omitted}


      GLOBAL LAW FIRM BAKER & MCKENZIE ARMS LEGAL STAFF WITH THE POWER OF
                           HUMMINGBIRD ENTERPRISE(TM)
       Hummingbird Enterprise already deployed to 5,150 users; Firm-wide deployment totalling 8,500 users scheduled for completion in 2005

TORONTO, ONTARIO AND LEGALTECH, NEW YORK - FEBRUARY 1, 2005 - Hummingbird Ltd., (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced that Baker & McKenzie, one of the world's largest global law firms, has completed deployment of Hummingbird Enterprise(TM) for Legal to 5,150 legal professionals and support staff across 30 of its offices worldwide.

The firm will complete deployment in 2005 for its remaining 39 offices, to provide a total of 8,500 users with a document management solution that will enable attorneys to leverage the firm's intellectual assets and collective expertise, enhance efficiencies, improve client relationships and more effectively manage information management risks.

A leading global law firm with 69 offices in 38 countries, Baker & McKenzie has a multinational network and a presence in virtually every important financial and commercial centre in the world. Hummingbird Enterprise manages documents in a multitude of languages, including documents authored in double-byte languages.

With the Hummingbird Enterprise implementation, the firm is undertaking one of the most complex deployments in the legal industry, introducing a document management system for the first time to the majority of its offices, while also migrating some offices from Hummingbird's two-tier client/server environment to the multi-tier architecture.

"Hummingbird Enterprise has the strength and depth to be able to satisfy our stringent and diverse requirements for a state-of-the-art document management platform," said Sue Hall, CTO, Baker & McKenzie. "We are very pleased with the progress of the project to date and the positive feedback from legal staff who are already reaping the benefits of Hummingbird Enterprise."

In addition to using Hummingbird Enterprise as their work-in-process document management platform, the firm has also implemented a central `Global Practice Library' as the foundation for their global knowledge management initiatives. "Global practice groups have Web-based access to the firm's content and know-how and immediate access to valuable precedence information," added Hall. "Fee-earners have access to not only the precedent documents, but also supporting information enabling users to manage, share and re-use firm know-how and best practices, thus enabling them to do their jobs more effectively and efficiently."

 "Many law firms today are increasingly interdependent global entities operating across numerous geographic boundaries," said Barry Litwin, President and CEO, Hummingbird Ltd. "We are very privileged to be in a position to provide Baker & McKenzie with a robust software platform and best practices, ensuring successful completion of this complex deployment."

Sue Hall, CTO, Baker & McKenzie will join members of Hummingbird's Legal CIO Advisory Board for a customer panel discussion at Summit 2005, Hummingbird's fifth annual worldwide conference, in Miami, Florida. The panel will explain how they addressed their firm's knowledge management challenges and discuss their innovative solutions. In addition, Mary Jummati, Knowledge Manager, Knowledge Management at Baker & McKenzie will be participating on a customer panel discussion: Making the Move - Hummingbird Enterprise DM Migration. Panel members will share their experiences of migrating to the multi-tier architecture of Hummingbird Enterprise from DOCS Open(R) and DOCSFusion(R). For more information about Summit 2005, please visit the Hummingbird Website at: http://events.hummingbird.com/summit/2005/index.html

ABOUT BAKER & MCKENZIE
Since 1949, Baker & McKenzie has provided sophisticated advice and legal services to many of the world's most dynamic and successful organizations. Helping clients understand and thrive in diverse legal, political, social and economic systems made us one of the world's largest law firms - and the first to be truly `global'. We are a network of more than 3,100 locally qualified, internationally experienced lawyers and 5,200 other professionals and staff in 69 offices in 38 countries. We have the knowledge, experience and resources to deliver the broad scope of quality legal services clients require to respond to both international and local needs. Ours is a diverse culture with a global mindset. We are citizens of over 60 countries, admitted to practice in nearly 250 jurisdictions, and speak more than 70 languages.

ABOUT HUMMINGBIRD ENTERPRISE(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

ABOUT HUMMINGBIRD
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1420 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com.

HUMMINGBIRD CONTACTS:

Inder Duggal                                        Dan Coombes
Chief Financial Officer                             Director, Investor Relations
Tel: 416-496-2200 ext. 2205                         Tel: 416- 496-2200 ext. 6359
Fax: 416-496-2207                                   Fax: 416-496-2207
inder.duggal@hummingbird.com                        dan.coombes@hummingbird.com

Michele Stevenson
Manager, Corporate Communications
Tel: 416-496-2200, ext. 2623
Fax: 416-496-2207
michele.stevenson@hummingbird.com

                                                            DOCUMENT 2

Hummingbird(R)
[Logo graphic omitted}




           HUMMINGBIRD CELEBRATES SUCCESS AT OPENING OF SUMMIT 2005 Celebrating its 20th anniversary in 2004, Hummingbird acclaimed for transforming leading edge enterprise content management solutions;
                receives industry praise for corporate strategy


HUMMINGBIRD SUMMIT 2005, MIAMI BEACH, FLORIDA - FEBRUARY 7, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, kicks off Summit 2005, its fifth annual worldwide user conference, with a look back at a very successful year for the company. In 2004, Hummingbird delivered significant technology advancements in its industry leading ECM platform and received positive recognition from industry leaders for its corporate strategy and ongoing R&D investments and product leadership. Hummingbird also established several key partnerships to help broaden and strengthen its line-of-business enterprise content lifecycle management solutions.

Industry analyst validation included Gartner positioning Hummingbird Enterprise(TM) in the Leaders Quadrant of the Smart Enterprise Suite Magic Quadrant 2004 and in the Leaders Quadrant of Gartner's first Enterprise Content Management Magic Quadrant* 2004. Gartner defines leaders as vendors who are performing well today, have a clear vision of market direction and are actively building competencies to sustain their leadership position in the market.

Further validating Hummingbird's strategy to deliver an integrated suite that addresses enterprise content lifecycle management solutions included findings from a recent survey conducted by Ferris Research(1) on e-mail management policies and practices currently in place at organizations. Hummingbird was named as one of the most commonly used document management systems that organizations use for managing, archiving or disposing of e-mail records. Most recently, Hummingbird Enterprise(TM) for Contract Management received a very positive assessment from InfoTrends/CAP Ventures in a recent analysis of contract management technology. In the analysis, InfoTrends/CAP Ventures states: "Hummingbird Enterprise for Contract Management product shines in virtually all the important areas.(2)"

"Hummingbird is committed to delivering enterprise value and demonstrable return on investment to its global customer base. We are very pleased that our strategy has been acknowledged by such respected industry leaders," said Barry Litwin, President and Chief Executive Officer, Hummingbird Ltd. "We value our global network of customers and partners who continue to have confidence in our capabilities, products, and solutions and look forward to helping our customers achieve even greater business efficiencies in 2005."

2004 Industry Awards and Recognition
------------------------------------
During 2004, Hummingbird's enterprise content lifecycle management solution received numerous industry citations and awards including a 2004 `Trend-Setting Product of the Year' honor for the second year in a row from KMWorld magazine. In addition, Hummingbird Enterprise won the Editor's Choice Award from Network Computing magazine for integrated document management systems. Network Computing magazine also awarded Hummingbird Enterprise with the prestigious 2004 Well-Connected Award for its document management solution and recognized Hummingbird Enterprise(TM) Collaboration as a top solution for Web-based team Collaboration.

_________________
(1) Ferris Research "Email Records Management Survey: Guidelines, Technologies, and Trends", September 2004.

(2) InfoTrends/CAP Ventures analysis entitled: "Contract Management: Support for the Foundation of Business Transactions", January 25, 2005, co-authored by Mike Maziarka and Jon Franke

In 2004, Hummingbird customer, Agriculture and Agri-Food Canada (AAFC), was recognized for their success with Hummingbird solutions. AAFC won a 2004 GTEC Distinction Award for its Executive Correspondence Management System (ECMS). The Hummingbird integrated system enhances the efficiency of the records management function and provides important additional functions such as routing audit trails, improved security, and ensures compliance with Federal legislation and Government Policy.

Editorial Rankings
------------------
Hummingbird was positioned in a number of prestigious company rankings published by leading technology publications including KMWorld magazine naming Hummingbird as one of the `100 Companies that Matter in Knowledge Management' for the fourth consecutive year; the DM Review 100, DM Review magazine's listing of the top 100 companies in the business intelligence space in which Hummingbird continues to improve it's ranking each year; and the Software 500, Software Magazine's list of the world's foremost software and services providers.

Strategic Partner Relationships
-------------------------------
Hummingbird formed several significant partnerships in 2004 to help build upon and strengthen Hummingbird's growing stable of line-of-business solutions, including partnerships with:

o Certus Software - Hummingbird and Certus partnered to offer organizations the most comprehensive solution available to implement and certify internal controls to comply with the Sarbanes-Oxley (SOX) Section 404 financial business processes.

o EMC Centera Compliance Edition - The Hummingbird Enterprise and Centera combination delivers a secure and scalable storage platform that enables corporations to permanently store, search, retrieve and archive business content to address regulatory challenges.

o LexisNexis(R) for its award-winning HotDocs(R) document automation software to streamline the contract creation, approval, and management process integrated with the Hummingbird Enterprise(TM) for Contract Management solution; and the integration of Hummingbird Enterprise and LexisNexis(R) Total Search V.2. The combined technologies provide increased flexibility and improve knowledge sharing capabilities for legal professionals

o Ricoh Corporation for a new geo-imaging solution integrating Hummingbird Enterprise(TM) for ESRI with the Ricoh GPS-enabled digital camera.

o Venetica - Recently acquired by IBM, the Venetica VeniceBridge is now IBM DB2(R) Information Integrator Content Edition. The integration with DB2 Content Edition allows Hummingbird users to integrate Hummingbird business solutions with third-party content management systems, enabling a real-time virtual view of content from within their business applications.

Input and Guidance from Customers and Partners
----------------------------------------------
In 2004, Hummingbird created a Legal CIO Advisory Board consisting of 28 law firms and is representative of the company's broad installed base of customers globally. This board met for the first time at Summit 2004 and is providing significant input and guidance with respect to key elements of Hummingbird's product plans such as usability, e-mail management and records management. The board consists of working groups that include domain experts within the legal advisory board. Their findings and recommendations are prioritized and then incorporated to Hummingbird's product road map.

In 2005, Hummingbird will invest in two additional initiatives - a Customer Advisory Board that will have representation across all key industry segments and a Partner Advisory Board that will focus on improving processes in Hummingbird's partner community to help deliver solutions and services that extends the value of Hummingbird Enterprise.

These advisory boards are designed to foster a continuous process of improvement to Hummingbird Enterprise and to focus on validating customer requirements that satisfy key market requirements around usability, scalability and business value.

"At Summit 2005, we are celebrating success with our customers and partners. We understand that our customer's success can only be measured in terms of the business value that they can demonstrate from the deployment of our products," adds Litwin. "We look forward to working together with our customers and partners to ensure that their investment in Hummingbird generates a rapid return on investment."

For more information about Summit 2005, please visit:
http://events.hummingbird.com/summit/2005/index.html

*The Magic Quadrant is copyrighted October, 2004 by Gartner, Inc. and is reused with permission. The Magic Quadrant is a graphical representation of a marketplace at and for a specific time period. It depicts Gartner's analysis of how certain vendors measure against criteria for that marketplace, as defined by Gartner. Gartner does not endorse any vendor, product or service depicted in the Magic Quadrant, and does not advise technology users to select only those vendors placed in the "Leaders" quadrant. The Magic Quadrant is intended solely as a research tool, and is not meant to be a specific guide to action. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About Hummingbird Enterprise(TM)
--------------------------------
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
-----------------
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1420 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com.


Hummingbird Contacts:
---------------------
Inder Duggal                                Dan Coombes
Chief Financial Officer                     Director, Investor Relations
Tel: 416-496-2200 ext. 2205                 Tel: 416- 496-2200 ext. 6359
inder.duggal@hummingbird.com                dan.coombes@hummingbird.com

Michele Stevenson
Manager, Corporate Communications
Tel: 416-496-2200, ext. 2623
michele.stevenson@hummingbird.com

                                                                     DOCUMENT 3

Hummingbird(R)
[Logo graphic omitted}


   HUMMINGBIRD UNVEILS NEW RELEASE OF ENTERPRISE CONTENT MANAGEMENT PLATFORM
        DELIVERING INNOVATIVE, CUSTOMER-DRIVEN FUNCTIONALITY Hummingbird Enterprise(TM) 2005 simplifies the user experience offering the highest level of usability from within Microsoft Outlook and Lotus Notes; significant enhancements extend the value of IT investments

HUMMINGBIRD SUMMIT 2005, MIAMI BEACH, FLORIDA - FEBRUARY 7, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced the unveiling of Hummingbird Enterprise(TM) 2005, the next generation of its award-winning enterprise content management platform. The new release offers innovative, easy-to-use functionality to help customers maximize the value of their business content. Hummingbird will be previewing the new features and functionalities of Hummingbird Enterprise at Summit 2005, Hummingbird's worldwide user conference, held February 7 - 9 at the Loews Miami Beach Hotel, in Miami Beach, Florida.

Hummingbird Enterprise 2005 is designed to address three key market requirements:
o Manage end-to-end content lifecycle processes from within Microsoft Outlook, Microsoft Explorer, Lotus Notes Desktop, the Web Top and from mobile devices;
o    Minimize deployment complexities and reduce total cost of ownership; and
o Ensure that critical business content is always traceable and auditable to mitigate risk and enable regulatory compliance and corporate governance processes.

"Hummingbird Enterprise 2005 is a major advancement and will radically change the way knowledge workers search and interact with their content and business processes, allowing them to work the way they want to work, by exposing the corporate information through fully customizable views of business data," said Barry Litwin, President and Chief Executive Officer of Hummingbird. "The design principles around Hummingbird Enterprise 2005 are based on simplicity of the client interface, a scalable and highly secure content repository that supports global and multilingual deployments in a cost effective manner, end-to-end management of e-mail as a critical business asset, and re-usable solution templates that help accelerate the development of industry-specific enterprise content management solutions."

According to Gartner Research Director, Toby Bell(3), "Regulatory compliance, legal discovery and other needs have driven organizations to seek access to and control over content enterprise-wide. The typical organization has many separate applications that generate documents and content, each stored in dedicated repositories. To maximize the value of their application investments, organizations need a single, comprehensive view of what's there, simple access, and the ability to distribute the content to various business applications and to incorporate it in workflows."

Leveraging the new capabilities of Hummingbird Enterprise 2005, Microsoft Outlook users will be able to easily manage and organize e-mail, documents, physical records, reports, workflows and more, all from within the familiar Outlook interface. The customizable business views expose all the capabilities of Hummingbird Enterprise including content management, records management, collaboration, workflow, search, and reporting from within Microsoft Outlook.

Hummingbird Enterprise 2005 also includes a brand new desktop search capability. With the new release, personal desktop search capabilities are seamlessly linked to the enterprise content management suite, providing knowledge workers the ability to search and access all of the content stored on their PC and all of the information in the enterprise in a single interface.

__________________

(1) Gartner Inc., Research Note of 17 January 2005, "Learn the Difference Between Portals and Content Integration," is co-authored by vice president, Gene Phifer, and research directors, Toby Bell and Ray Valdes.

Hummingbird Enterprise 2005 provides an enhanced hierarchical security model and enhanced security of metadata with DoD 5015.2 certification including the rigorous Chapter 4 requirements. In addition, the integrations of Business Intelligence reporting and Data Integration capabilities provide an advanced and unique facility for customers to track and report on how Hummingbird Enterprise metadata and content is used, thereby providing traceability in order to meet today's stringent regulatory compliance and corporate governance requirements.

In addition to the new desktop clients for Microsoft Outlook and Lotus Notes, desktop search capabilities, and hierarchical security for advanced records management, Hummingbird Enterprise 2005 also features a number of other significant enhancements, further cementing its position as the ideal content management solution delivery platform, including:

o AUTOMATION OF REPETITIVE CONTENT MANAGEMENT PROCESSES: Significantly reduces administrative costs and end-user time by automatically applying metadata, security access permissions, organizational folder structures, retention and disposition schedules based on business rules and templates.

o ENHANCED E-MAIL MANAGEMENT: Users can directly drag an item from Microsoft Outlook to a Hummingbird Enterprise folder, a workspace, or a library - the system automatically completes the profile for the user to accept or modify. Users can create personal rules for e-mail capture using the e-mail client Rules Wizard and Administrators can create rules at the e-mail server for consistent message capture across groups of users or the entire firm. As part of this release Hummingbird Enterprise 2005 will also support integrations with market leading e-mail archival vendors.

o IMPROVED LANGUAGE SUPPORT FOR METADATA AND CONTENT - providing global customers operating in multiple geographies and languages with the ability to profile, store, manage, and search profiles and content of documents in both ISO Latin 1 and UNICODE-based languages.

o INDUSTRY-SPECIFIC SOLUTION TEMPLATES such as contract management and correspondence management that are designed to accelerate the implementation of mission critical enterprise content management solutions.

o SECURE INSTANT MESSAGING ON MOBILE DEVICES: Extends the existing ability to securely collaborate in real-time to wireless devices, including BlackBerry(R), Palm and Pocket PC.

o SIMPLIFIED API MODEL FOR INTEGRATION: Integration time is significantly reduced, resulting in faster deployments of Hummingbird Enterprise within the customer's strategic business system infrastructure.

"The primary business benefits that our customers will derive from Hummingbird Enterprise 2005 is low cost of deployment over pre-existing IT infrastructure investments, scalability to support global enterprise content management deployments, and a highly secure framework that enables organizations to reduce and manage risk," adds Litwin. "The innovative and user-friendly functionality truly enables our customers to work the way they want to work, enabling better collaboration, greater accountability and compliance, and improved productivity."

AVAILABILITY: A comprehensive beta program for Hummingbird Enterprise 2005 is scheduled to commence in Q1 2005. The suite is expected to be generally available this summer.

ABOUT HUMMINGBIRD ENTERPRISE(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

ABOUT HUMMINGBIRD
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1420 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com.

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

HUMMINGBIRD CONTACTS:
Inder Duggal                                Dan Coombes
Chief Financial Officer                     Director, Investor Relations
Tel: 416-496-2200 ext. 2205                 Tel: 416- 496-2200 ext. 6359
inder.duggal@hummingbird.com                dan.coombes@hummingbird.com

Michele Stevenson
Manager, Corporate Communications
Tel: 416-496-2200, ext. 2623
michele.stevenson@hummingbird.com

                                                                     DOCUMENT 4

Hummingbird(R)
[Logo graphic omitted}


    REGIONAL MUNICIPALITY OF WATERLOO DEPLOYS HUMMINGBIRD ENTERPRISE(TM) FOR
        CORPORATE-WIDE ELECTRONIC DOCUMENT AND RECORDS MANAGEMENT SYSTEM Secure, standards-compliant system provides Region constituents with an effective, efficient and responsive government

HUMMINGBIRD SUMMIT 2005, MIAMI BEACH, FLORIDA - FEBRUARY 8, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced that the Regional Municipality of Waterloo, in Ontario, Canada, is deploying a corporate-wide electronic document and records management (EDRM) system using the Hummingbird Enterprise(TM) platform. Currently, more than 1,100 Regional staff members, within and across departments, can store, retrieve and share electronic documents from a central repository, enabling faster and more efficient access to a wide variety of information, ensuring the security of their documents. A final roll out of approximately 1,400 system users is planned for completion by the end of February 2005.

The Region creates and receives a high volume of electronic documents daily, including word documents, spreadsheets, CAD drawings, database records, faxes, images, e-mail and e-forms. With Hummingbird Enterprise, the Region has deployed a centralized system that helps individuals as well as collaborative work groups to manage, communicate and share documents, and the information they contain, as efficiently as possible, reducing the amount of time spent searching for information and increasing productivity. With Hummingbird Enterprise, every document, record, e-mail and file activity is carefully maintained in a detailed audit trail.

"Intradepartmental sharing of documents is a critical requirement for the Region. With the Hummingbird EDRM system, Regional staff corporate-wide can share the most current and accurate information, when they need it, regardless of their location. Even remote or mobile users have secure access to the system, improving the decision-making process across the organization," said Kris Fletcher, Director, Council & Administrative Services/Regional Clerk, Regional Municipality of Waterloo. "In addition, we expect to improve public accountability by reducing the risk of lost or unmanaged electronic and paper documents, ensuring compliance with provincial legislation."

The Regional users are able to store all electronic documents including notes, correspondence, corporate records and e-mail memos as well as attachments, in a central repository. The powerful search and retrieval tools make this information easily available to manage and share across the entire Municipality. Anyone working on a document will use the same central copy when editing, assuring the staff that they are always working on the most current versions of the files, saving time in project development, eliminating duplicate efforts and improving accuracy of information.


"The Regional Municipality of Waterloo successfully put into practice a secure, standards-compliant system that allows staff to access and share all documents and records, regardless of type, across the organization," said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. "By automating its paper-based system, the Region is providing its constituents with an effective, efficient and responsive government."

Kris Fletcher and Lorraine Royston from the Regional Municipality of Waterloo will offer an educational session at Summit 2005, on Wednesday, February 9th at 8:30 a.m., entitled: "From Managing Agendas to Managing the Regional Roll Out - Building a Business Plan for Implementing Hummingbird Enterprise Across a Municipal Government." For more information about Summit 2005, please visit the Hummingbird Website at:
 http://events.hummingbird.com/summit/2005/index.html

ABOUT THE REGIONAL MUNICIPALITY OF WATERLOO
Waterloo Region is a vital, prosperous area, located in Southern Ontario in the centre of the triangle formed by three Great Lakes: Ontario, Erie and Huron. Three urban municipalities - Cambridge, Kitchener and Waterloo, and four rural townships - North Dumfries, Wellesley, Wilmot and Woolwich. - make up Waterloo Region. With a combined population of over 450,000, Waterloo Region is one of the fastest growing areas in Ontario. Our unique balance of the urban and rural, our proximity to major North American markets and transportation networks, our diverse ethnic makeup, and our excellent education, health, cultural and recreational facilities contribute to the allure this area has for families and businesses.

ABOUT HUMMINGBIRD ENTERPRISE(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

ABOUT HUMMINGBIRD
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1450 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com


HUMMINGBIRD CONTACTS:

Inder Duggal                                      Dan Coombes
Chief Financial Officer                           Director, Investor Relations
Tel: 416-496-2200 ext. 2205                       Tel: 416- 496-2200 ext. 6359
Fax: 416-496-2207                                 Fax: 416-496-2207
inder.duggal@hummingbird.com                      dan.coombes@hummingbird.com

Michele Stevenson
Manager, Corporate Communications
Tel: 416-496-2200, ext. 2623
Fax: 416-496-2207
michele.stevenson@hummingbird.com

                                                                     DOCUMENT 5

Hummingbird(R)
[Logo graphic omitted}

     STIKEMAN ELLIOTT COLLABORATES WITH HUMMINGBIRD AND II3 TO ADVANCE ITS
                    ENTERPRISE KNOWLEDGE MANAGEMENT STRATEGY
    Teaming up with Hummingbird partner, ii3, Canadian law firm leveraging
         Hummingbird Enterprise(TM) foundation to support knowledge and information management initiatives

HUMMINGBIRD SUMMIT 2005, MIAMI BEACH, FLORIDA - FEBRUARY 8, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, and ii3 Inc., a full service knowledge and information management solutions company, today announced that Stikeman Elliott LLP, one of Canada's largest and most prestigious law firms, is partnering with Hummingbird and ii3 to further enhance and expand the firm's enterprise Knowledge Management (KM) strategy.

"Our close partnership with both Hummingbird and ii3 enables us to continue to extend Stikeman Elliott's vision of providing its lawyers with the knowledge they need, when they need it. Our main challenge of integrating diverse processes and systems is being met head on," said Venky Srinivasan, Director of Technology, at Stikeman Elliott. "Hummingbird Enterprise provides us with the underlying technologies for automating the creation, management, sharing and re-use of firm know-how and best practices. ii3 and Stikeman Elliott's experienced technology staff have formed a virtual team that leverages ii3's unique focus on practical KM, as well as a proven track record with systems, development, and project management."

Stikeman Elliott's information and knowledge management path is an ongoing effort and as such, it requires flexible systems that can scale and adapt to its demands. ii3 has worked very closely with Stikeman Elliott's Knowledge Team over the past year to develop a strong understanding of the firm's KM strategy, priorities and resources. The Stikeman Elliott KM strategy is designed on three core principles:

o Provide lawyers with easy access to critical firm information, knowledge, and context;
o     Leverage the firm's existing KM processes and technology;
o Ensure flexibility and openness to support future business, knowledge and information initiatives within the firm.

Stikeman Elliott has been a Hummingbird customer since 2001 when the firm selected Hummingbird Enterprise Webtop, Hummingbird's portal framework, as its desktop standard and corporate intranet. In 2002, the law firm officially launched its intranet site - STELLA - offering firm members a single point of access to all the firm's knowledge assets. From associates to senior partners, STELLA has been extremely beneficial for the firm, providing users with an easy way to access research, precedents and the firm's entire know-how. As a multi-office firm, the intranet provides access to resources for dispersed teams, fostering a knowledge-sharing culture, reducing duplication of effort and improving client service.

STELLA is tightly integrated with Hummingbird Enterprise DM, the firm's document management system and Hummingbird KM, which provides the firm with a global search function that allows STELLA users to simultaneously search the firm's resources such as DM repositories, e-mail, internal publications and online research sources such as Quicklaw(TM), West km(TM) and LexisNexis(R), all from a single Web browser interface.

Working with ii3, Stikeman Elliott is developing a taxonomy solution, which will be integrated across Hummingbird's open architecture as well as across all products in the organization to provide consistent categorization of all information. The Stikeman Elliott KM solution will allow the firm's lawyers in all offices to easily find critical firm information, knowledge and context in the form of documents, client information, and lawyer commentary and expertise in an integrated and intuitive way.

"We are very pleased with the relationship with Stikeman Elliott," said ii3 COO Jamie MacKay. "This firm is committed to excellence and understands the importance of knowledge management in achieving excellence."

Shy Alter, CEO at ii3, adds, "Better access and leverage of knowledge should be a practical proposition for law firms. The collaboration with Stikeman Elliott is a good example of how ii3 applies a unique approach to Full Service Knowledge Management."

ii3 has provided professional resources to lead and assist in the following ways:

o    Requirements analysis and prioritization;
o    Solution design and implementation;
o    Product evaluation and selection;
o    Software implementation, integration and development;
o    Solution launch and deployment;
o    Knowledge organization structuring and management.

"ii3 has become a trusted part of our team," said Andrea Alliston, Director of Knowledge, Management in the Toronto office of Stikeman Elliott. "They bring the expertise, experience, and commitment required to ensure success on this initiative. Using Hummingbird's flexible and robust technologies that are geared to the legal market, provides us with the tools and capabilities required for our firm-wide KM system, now and in the future."

"The currency of the legal industry's exchange is knowledge, and they're driven to better leverage their knowledge assets," said Andrew Perry, Chief Marketing Officer and Senior Vice President, Hummingbird Ltd. "Hummingbird Enterprise offers levels of integration and scalability that a progressive firm like Stikeman Elliott continuously builds upon."

Venky Srinivasan, Director of Technology at Stikeman Elliott will join members of Hummingbird's Legal CIO Advisory Board for a customer panel discussion at Summit 2005. The panel will explain how they addressed their firm's knowledge management challenges and discuss their innovative solutions. For more information about Summit 2005, please visit the Hummingbird Website at: http://events.hummingbird.com/summit/2005/index.html

ABOUT STIKEMAN ELLIOTT
With more than 400 lawyers, Stikeman Elliott is internationally recognized as one of Canada's leading business law firms. Domestically the firm has offices in Montreal, Toronto, Ottawa, Calgary and, Vancouver. Globally, the firm extends to New York, London, Hong Kong and Sydney. For more information, please visit www.stikeman.com

ABOUT ii3
ii3 is a full-service knowledge management firm. ii3 collaborate with our clients to understand unique business needs and implement results-based KM solutions. ii3 delivers industry-leading expertise in strategic consulting and solution design, development and deployment. ii3's clients are industry leaders that believe they can achieve a competitive advantage through a more effective application of knowledge. For more information, please visit: www.ii3.com

ABOUT HUMMINGBIRD ENTERPRISE(TM)

Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

ABOUT HUMMINGBIRD

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1420 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

FOR FURTHER INFORMATION, PLEASE CONTACT:
Joshua Fireman
V.P. Business Development Legal
ii3 Inc.
1 866 671-3065
jfireman@ii3.com

HUMMINGBIRD CONTACTS:
Inder Duggal                                       Dan Coombes
Chief Financial Officer                            Director, Investor Relations
Tel: 416-496-2200 ext. 2205                        Tel: 416- 496-2200 ext. 6359
inder.duggal@hummingbird.com                       dan.coombes@hummingbird.com

Michele Stevenson
Manager, Corporate Communications
Tel: 416-496-2200, ext. 2623
michele.stevenson@hummingbird.com

                                                                     DOCUMENT 6

Hummingbird(R)
[Logo graphic omitted}


           HUMMINGBIRD CELEBRATES CUSTOMER INNOVATION AT SUMMIT 2005 Customers awarded for their innovative and creative implementations of Hummingbird Enterprise(TM) to enhance business processes, improve knowledge sharing and manage risk

HUMMINGBIRD SUMMIT 2005, MIAMI BEACH, FLORIDA - FEBRUARY 8, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced the winners of its Customer Innovation Awards for 2004. The awards acknowledge those customers for their outstanding achievement and innovative methods for extending the value of their investment in Hummingbird Enterprise solutions. The customer awards were presented at ceremonies held on February 7 and 8, at Summit 2005, Hummingbird's worldwide user conference, in Miami Beach, Florida.

"We are extremely pleased to congratulate all the winners of our inaugural Customer Innovation Awards," said Barry Litwin, President and Chief Executive Officer, Hummingbird Ltd. "This year's Summit theme, `Celebrating Success,' allows us to celebrate the success our global customers and their organizations have enjoyed through the implementation of Hummingbird's integrated suite of technologies and line-of-business solutions. We applaud our customers for the innovative solutions that are being implemented to address critical business challenges with measurable bottom-line results. The 2004 winners establish benchmarks for excellence and success."

Following are the winners of the Hummingbird 2004 Customer Innovation Awards - by business solution and by vertical market:

HUMMINGBIRD BUSINESS SOLUTIONS

ISSUES & AGENDA MANAGEMENT SOLUTION - Powered by Hummingbird Enterprise(TM) DM, AGRICULTURE AND AGRI-FOOD CANADA, developed an issue and meeting management solution called the Forward Agenda Planning and Reporting Solution (FAPRS). The FAPRS supports the coordination of the Departmental governance and decision-making process by maximizing utilization of information resources, reducing duplication of effort, providing access to the wealth of information and creating a collaborative work environment to enable teams to share and control documents.

GEOGRAPHIC INFORMATION SYSTEMS SOLUTION - NORTHERN COLORADO WATER CONSERVANCY DISTRICT (NCWCD), deploys Hummingbird Enterprise(TM) for ESRI, an integrated solution with ESRI's ArcIMS software. The integrated solution allows employees to link records and documents, such as legal contracts and engineering documents, to the agency's geographical information system (GIS). The integrated system simplifies how NCWCD manages, publishes and shares information, improving the quality of service it delivers to residents, increasing operational efficiencies and optimizing assets.

PRACTICE SUPPORT SOLUTION - CLIFFORD CHANCE LLP - The LegalKEY practice support solution delivers significant business benefits to Clifford Chance at their offices in London, England and New York. The records management system is designed to minimize risk and to accommodate multi-tiered retention and destruction policies and risk management protocols.

KNOWLEDGE MANAGEMENT SOLUTION - MCCARTHY TETRAULT LLP deploys AdvanceKnowledge, a specialized legal product from ii3, which is tightly integrated with the Hummingbird Enterprise document management system and a built-in workflow. The advanced search and retrieval capabilities within AdvanceKnowledge are provided by Hummingbird SearchServer. Lawyers can conduct simple or complex searches on meta-data, full text to quickly find relevant information regardless of the format. Lawyers regularly contribute content and, more importantly, describe the context of deals, cases and other matters, making it easy for other lawyers to find valuable know-how quickly, leading to better service and greater efficiency for their clients.

MATTER-CENTRIC SOLUTION - ALLEN & OVERY LLP has implemented a global virtual file called Omnia using Hummingbird Enterprise Webtop, document and knowledge management capabilities. Omnia offers lawyers an interactive matter-centric view of the firm's matter, know-how and client information within a single browser interface. Fee-earners anywhere in the world can interact with the virtual file that contains all information related to a particular matter resulting in improved productivity and more efficient service to their global client base.

LEGAL INTRANET SOLUTION - STIKEMAN ELLIOTT LLP, one of Canada's leading business law firms, built its intranet site - STELLA - to provide firm members with a single point of access to all the firm's knowledge assets. STELLA is tightly integrated with Hummingbird Enterprise DM and Hummingbird KM, which provides the firm with a global search function that allows STELLA users to simultaneously search the firm's resources such as DM repositories, e-mail, internal publications and online research sources such as Quicklaw(TM), West km(TM) and LexisNexis(R), all from a single Web browser interface. As a multi-office firm, the intranet provides access to resources for dispersed teams, fostering a knowledge-sharing culture, reducing duplication of effort and improving client service.

VERTICAL MARKETS

FEDERAL GOVERNMENT - INDIAN AND NORTHERN AFFAIRS CANADA (INAC). To support the people it serves, the department deployed a true ECM system beginning with the Hummingbird document management solution that enables employees to securely share and manage documents throughout the department. The Department extended its document management investment with Hummingbird Enterprise Collaboration, enabling internal and external participants to securely work together in the negotiation and decision-making process.

STATE & LOCAL GOVERNMENT - THE CITY OF SAN ANTONIO through it's application of Hummingbird Enterprise DM and RM, has implemented an Electronic Document and Automated Records Management solution that is capable of supporting management of both physical and electronic documents and records against pertinent Texas State Records Retention schedules for local governments. Applying Hummingbird's state-of-the-art technology, this allows the city to improve efficiencies, reduce costs, and enhance services to staff and constituents alike. So special is this solution and it's capability that in the last year alone three varied Texas government organizations have followed the San Antonio lead by adopting Hummingbird DM and RM and with it, the City of San Antonio's integrated solution for Automated Records Management.

ENERGY & UTILITIES - THE PUBLIC SERVICE COMPANY OF NEW MEXICO RESOURCES (PNMR) With Hummingbird Enterprise, employees across several different departments such as contract administration, legal, and accounts payable, are empowered with a more efficient way to search and access documents and can respond quickly to internal and external requests for information. PNMR has freed up hundreds of square feet of file cabinet space and allowed employees more time with customers instead of filing and hunting for documents. Hummingbird Enterprise delivered a 105% return on investment to PNMR, with a payback period of only 11 months. The benefits to PNMR amounted to an annual savings of more than $1.5 million on reduced customer support and off-site storage costs and improved employee productivity.

LEGAL SERVICES - BAKER & MCKENZIE, the world's largest law firm, selected Hummingbird Enterprise to equip 8,500 users in 69 offices around the world with the tools to easily access, manage and share firm know-how and intellectual property, when and where they need it. By leveraging firm know-how and best practices, Baker & McKenzie has improved the quality of legal services, strengthened client relationships and broadened competitive advantages.

ABOUT HUMMINGBIRD ENTERPRISE(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

ABOUT HUMMINGBIRD
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1420 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com.

HUMMINGBIRD CONTACTS:
Inder Duggal                                      Dan Coombes
Chief Financial Officer                           Director, Investor Relations
Tel: 416-496-2200 ext. 2205                       Tel: 416- 496-2200 ext. 6359
Fax: 416-496-2207                                 Fax: 416-496-2207
inder.duggal@hummingbird.com                      dan.coombes@hummingbird.com

Michele Stevenson
Manager, Corporate Communications
Tel: 416-496-2200, ext. 2623
Fax: 416-496-2207
michele.stevenson@hummingbird.com

                                                                     DOCUMENT 7

Hummingbird(R)
[Logo graphic omitted}


           HUMMINGBIRD NAMED ONE OF THE '100 COMPANIES THAT MATTER IN
                         KNOWLEDGE MANAGEMENT' IN 2005
 KMWorld magazine identifies companies leading the way in the knowledge economy

TORONTO - FEBRUARY 22, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced it has been selected again as one of the `100 Companies that Matter in Knowledge Management' by KMWorld, a leading industry publication. This is the fifth year Hummingbird has been honored by the publication - one of the few technology companies to be named to all five lists.

Compiled informally through discussions with KM practitioners, theorists, analysts, vendors and their customers, and editors, KMWorld assembled the list of organizations leading the way in the knowledge economy to generate interest in and discussion about knowledge management tools and services.

"The list was conceived as a way to identify some of the organizations leading the way in the knowledge economy. And, it's certainly not intended to be the final word on the matter; rather, it's designed to encourage a broader discussion of knowledge management," said Hugh McKellar, editor-in-chief, KMWorld. "Criteria for inclusion vary, but each company has either helped to create a market, redefine one or enhance one -- and they all share one thing: velocity of innovation.

"Hummingbird deserves our recognition as a company that continues to anticipate market requirements and delivers innovative solutions that enable its customers to better access, share and leverage collective knowledge across the enterprise," added McKellar.

Hummingbird Enterprise(TM) is a state-of-the-art integrated enterprise content management platform for managing enterprise content within its entire lifecycle, with a focus on managing both "structured" and "unstructured" content, business processes, line-of-business solutions, and lower total cost of ownership. The easy-to-use functionality helps customers maximize the value of their business content.

To be released this summer, Hummingbird Enterprise 2005 offers a number of major enhancements with a focus on performance and scalability and a significantly enhanced integration with the Microsoft Outlook client. This integration will enable customers to work the way they want to work by providing end users with the ability to access the entire suite of Hummingbird Enterprise functionality including content management, e-mail management, records management, collaboration, workflow, search, and reporting, without ever having to leave the familiar Microsoft Outlook environment.

"We are extremely pleased to once again be recognized on KMWorld's list of the `100 Companies that Matter in Knowledge Management'," said Andrew Pery, Chief Marketing Officer, Senior Vice President, Hummingbird Ltd. "Our customers recognize the importance of managing their collective wisdom and best practices as an enterprise resource. By doing so, they will create competitive advantages. Hummingbird Enterprise delivers high value solutions that enable our customers to manage, preserve and leverage their intellectual assets."

The complete list of '100 Companies That Matter in Knowledge Management for 2005,' will be featured in the March 2005 issue of KMWorld and will also be available online March 1st at www.kmworld.com.

About KMWorld
THE LEADING INFORMATION PROVIDER SERVING THE KNOWLEDGE, DOCUMENT AND CONTENT MANAGEMENT SYSTEMS MARKET, KMWORLD INFORMS MORE THAN 50,000 SUBSCRIBERS ABOUT THE COMPONENTS AND PROCESSES - AND SUBSEQUENT SUCCESS STORIES - THAT TOGETHER OFFER SOLUTIONS FOR IMPROVING BUSINESS PERFORMANCE. KMWORLD IS A PUBLISHING UNIT OF INFORMATION TODAY, INC.

ABOUT HUMMINGBIRD ENTERPRISE(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

ABOUT HUMMINGBIRD
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1420 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com.

HUMMINGBIRD CONTACTS:
Inder Duggal                                     Dan Coombes
Chief Financial Officer                          Director, Investor Relations
Tel: 416-496-2200 ext. 2205                      Tel: 416- 496-2200 ext. 6359
inder.duggal@hummingbird.com                     dan.coombes@hummingbird.com

Michele Stevenson
Manager, Corporate Communications
Tel: 416-496-2200, ext. 2623
michele.stevenson@hummingbird.com

                                                                     DOCUMENT 8

Hummingbird(R)
[Logo graphic omitted}


               CASER SEGUROS ADOPTS HUMMINGBIRD ENTERPRISE(TM) FOR
                         POLICY DOCUMENTATION MANAGEMENT
    Leading Spanish insurance group deploying Hummingbird Enterprise Document
             Management solution to provide better customer service
                       and reduce administrative overhead

TORONTO - FEBRUARY 22, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced that Caser Seguros, one of Spain's leading insurance groups, is implementing the Hummingbird Enterprise(TM) suite of information management solutions. The Hummingbird Enterprise Document Management (DM) system will provide the group with a comprehensive solution that will facilitate streamlined processing, reduced costs and regulatory compliance, by giving fast and easy access to all correspondence and policy documentation.

A final rollout of approximately 500 system users is planned for completion by the end of February 2005.

"As part of our commitment to streamline business processes, we sought to implement a policy documentation management system associated to our activity, policies, claims and upgrades so that every policy or claim is captured electronically as soon as it is filed," said Manuel Blanco, IT Director at Caser Seguros. "This will mean that once we capture these documents electronically, including letters, proposals or policy forms, the paper originals can be archived and all processing and management can be completed online.

"It will also speed up our renewal process as many of the forms needed to complete a proposal can be completed using data we already hold. This could save as much as 75 per cent of the time it currently takes to process a renewal," Blanco continued.

The project is being implemented by Suricata, a specialist systems integrator, with extensive experience working in the document and knowledge management industry. Esteban Ribot, Director General of Suricata, confirms that the choice of Hummingbird was made after an extensive technical and benefit analysis. "The Hummingbird solution combined a proven platform that could be implemented largely `out of the box,' yet can also be easily customized to suit the customer's needs for integration with a number of line-of-business systems. The functionality of the Hummingbird solution allowed us to set an aggressively short timescale for delivery offering a rapid and quantifiable return on investment."

"This implementation offers an exciting prospect for the Spanish financial services sector," said Tony Heywood, Senior Vice President for EMEA, Hummingbird, Ltd. "Many parts of the financial services sector, including insurance and personal banking, rely on a substantial volume of data that changes only a little between each yearly renewal cycle. We are also seeing a growing demand for auditability and more effective identification and management of documentation in order to comply with financial regulations and legislation.

"By implementing enterprise content management solutions, organizations can reduce their processing costs considerably. This helps them to manage their IT budgets more effectively, and to provide better value, lower premiums and quicker claims processing," added Heywood.

ABOUT CASER SEGUROS
Caser Seguros is one of Spain's leading personal insurance providers. The company offers a wide range of personal insurance policies covering home and property, healthcare, life insurance and pensions. It does not deal directly, but sells to its customers through a network of savings and mutual banks throughout Spain, amounting to over 40 groups providing 16,000 offices across Mainland Spain, the Balearic and Canary Islands.

ABOUT SURICATA
Suricata was founded in 1991. It has a recognized prestige in the Spanish information market by offering critical business solutions developed by some of the most innovative vendors of the industry. From the beginning, the company has always concentrated their efforts on a small product line. A deep and extended knowledge of the sectors and technologies makes it possible to assist to customers with the precise services and quality.

Currently its business lines are: Document Management, Workflow and Enterprise Content Management (through Hummingbird, Global 360 and KVS), CRM and Contact Center IP (with Onyx and Cosmocom solutions), and Thin-Client (through Citrix Systems). In the Customer Relationship Management area, Suricata has developed for Telefonica the biggest Spanish CRM project in ASP mode, and one of the most important in the world. Other customers include customers as Amena, Amper, Alcatel, Santander Central Hispano, Elzaburu, Caser, Instituto Nacional de Meteorologia, Metrovacesa, Repsol or Fagor Electrodomesticos

For more information about Suricata,
Email: marketing@suricata.es
www.suricata.es

ABOUT HUMMINGBIRD ENTERPRISE(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

ABOUT HUMMINGBIRD

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1420 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com.

Hummingbird Contacts:

Inder Duggal                                     Dan Coombes
Chief Financial Officer                          Director, Investor Relations
Tel: 416-496-2200 ext. 2205                      Tel: 416-496-2200 ext. 6359
Fax: 416-496-2207                                Fax: 416-496-2207
inder.duggal@hummingbird.com                     dan.coombes@hummingbird.com

Michele Stevenson
Manager, Corporate Communications
Tel: 416-496-2200, ext. 2623
Fax: 416-496-2207
michele.stevenson@hummingbird.com


FOR MORE INFORMATION ABOUT HUMMINGBIRD IN SPAIN CONTACT:
Bill Brooks
Regional Manager
Hummingbird
+34 661 616 599
bill.brooks@hummingbird.com

                                                                     DOCUMENT 9

Hummingbird(R)
[Logo graphic omitted}


                   HUMMINGBIRD HONORS TOP PARTNERS FOR 2004
                  CGI Group Inc Named "Partner of the Year";
        KJM & Associates and Suricata Named "New Partners of the Year"

TORONTO, ONTARIO - FEBRUARY 28, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX:
HUM), a leading global provider of integrated enterprise content management
(ECM) solutions, today announced the awards for its top partners in 2004, presented recently at the company's worldwide user conference, Summit 2005, held in Miami Beach, Florida. The awards acknowledge partners for their innovative implementations of customer solutions, notable sales achievements and their ongoing commitment to new business development and marketing initiatives for Hummingbird Enterprise.

PARTNER OF THE YEAR - CGI GROUP INC.
The Canadian federal government's RDIMS (Records, Document and Information Management System), which incorporates Hummingbird Enterprise(TM) document management and records management, was designed, built and implemented by Hummingbird Partner of the Year - CGI Group Inc. Hummingbird is the only document management vendor approved by the Canadian government under the RDIMS contract. CGI and Hummingbird have formed a winning team to meet and exceed client needs, focusing on the mutual development of business solutions for the public sector in partnership with government clients.

"CGI is honored to be selected as Hummingbird 2004 Partner of the Year," said Hicham Adra, Senior Vice President and General Manager, CGI. "For the past seven years, we have worked extensively with Hummingbird to develop excellent working relationships with our customers. This award is strong validation that our focus on customer satisfaction, partnership and innovative solutions produces business benefits for our customers."

NEW PARTNER OF THE YEAR - THE AMERICAS - KJM & ASSOCIATES
KJM & Associates is a content management and program construction management consulting firm serving medium-sized businesses, government agencies, and other organizations. In the brief time KJM has been a Hummingbird Partner, it has already been highly successful in engaging key customers in the Washington State area.

"By partnering with Hummingbird, KJM is able to offer our clients industry-leading document management, records management and team collaboration solutions," said Harold Lloyd, Vice President, e-business Solutions, in recognition of this award. "Our partnership with Hummingbird is an integral part of our strategy for 2005 and beyond, and we look forward to building on our early successes."

NEW PARTNER OF THE YEAR - EMEA - SURICATA
Within its first year as a Hummingbird Partner, Suricata has been instrumental in implementing Hummingbird Enterprise for such large Spanish customers as Caser Seguros.

"We are honored to have received this award from Hummingbird," explains Esteban Ribot, General Manager of Suricata "We saw the potential of Hummingbird Enterprise and are very happy to have completed our initial projects. However, it is not all about software products; it is also about how people and organizations work together. In this regard, we have had an extremely positive experience working with Hummingbird and are looking forward to many more successes this coming year."

Recognized for their outstanding performance with Hummingbird Enterprise technologies and solutions in 2004, several top partners received awards in the following categories:

CUSTOMER SUCCESS                           INNOVATION
--       ADV Document Systems              --       General Networks Corporation
--       Oracle Corporation UK Ltd.        --       Intelligo AB - Sweden

COOPERATION                                SALES ACHIEVEMENT
--       5280 Solutions                    --       Integic
--       Farragut Systems                  --       IRCE srl - Italy
COMMITMENT
--       DocMan Technologies
--       KnowHow - UK

"We are extremely pleased to honor our top partners. Their high level of commitment to develop and deliver innovative ECM solutions enables our customers to gain control of their business content and improve knowledge management and information sharing across all levels of the enterprise," said Barry Litwin, President and Chief Executive Officer, Hummingbird Ltd. "Combining our partners' consulting, product development and integration expertise with Hummingbird industry-leading solutions allows our global clients across a wide variety of industries to improve productivity, mitigate risk, reduce costs and differentiate themselves from their competitors."

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1420 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

Hummingbird Contacts:

Dan Coombes                                 Michele Stevenson
Director, Investor Relations                Manager, Corporate Communications
Tel: 416- 496-2200 ext. 6359                Tel: 416-496-2200, ext. 2623
Fax: 416-496-2207                           Fax: 416-496-2207
dan.coombes@hummingbird.com                 michele.stevenson@hummingbird.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       HUMMINGBIRD LTD.
                                          --------------------------------------
                                                       (Registrant)



Date:    March 2, 2005                    By:   /s/ Inder P.S. Duggal
         -----------------                    ----------------------------------
                                                       (Signature)
                                               Inder P.S. Duggal
                                               Chief Financial Officer and
                                               Chief Controller